

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2022

Ismail Dawood
Chief Financial Officer
Paysafe Ltd
25 Canada Square, 27th Floor
London, United Kingdom E14 5LQ

      Re: Paysafe Ltd
          Registration Statement on Form F-3
          Filed on March 28, 2022
          File No. 333-263910

Dear Mr. Dawood:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Janice Adeloye at 202-551-3034 or Dietrich King at 202-551-8071 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services